

May 10, 2010

Mr. John Brownlie
President and Chief Operating Officer
Capital Gold Corporation
76 Beaver Street, 14th Floor
New York, NY 10005

> **Re:** **Capital Gold Corporation**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed April 30, 2010**
> **File No. 333-165866**

Dear Mr. Brownlie:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Amendment No. 1 to Registration Statement on Form S-4

General

1.   Please monitor the need to update your financial statements and auditor's consents in future amendments.

Exhibit Index - Exhibit 10.22

2.   The reference to Exhibit 4.7 to the Company's Annual Report on Form 10-K for the year ended July 31, 2009 appears to be incorrect. Please revise appropriately.

Exhibit 5.1

3.   Please obtain a revised opinion that quantifies the number of shares to which the opinion relates. Delete the assumption that "such transactions will be effective under applicable law" or explain to us why the assumption is necessary and appropriate.

Exhibit 5.2

4.   Please refile this exhibit as Exhibit 8.1. Indicate clearly that the opinion has been signed, by using a "/s/" notation. Add the consent of Hodgson Russ as an item in the Exhibit Index. Also, it is not sufficient in the tax opinion to state that the discussion in the Registration Statement "<u>accurately summarizes</u> in all material respects the United States federal tax laws referred to therein [emphasis added]." Please obtain a revised tax opinion, and/or revise your filing, to indicate clearly that the discussion of material U.S. federal income tax considerations in the Registration Statement is the firm's <u>opinion</u>, not merely a summary or description.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        Please contact Norman Gholson at (202) 551-3237 or Michael Karney at (202) 551-3847 with any questions.

                                                Sincerely,

                                                H. Roger Schwall
                                                Assistant Director